Exhibit 4.9

DATED 23 APRIL 2007

(1)	BT GROUP plc

(2)	FRANCOIS BARRAULT

DIRECTOR'S CONTRACT FOR SERVICES

Group Legal
BT Group plc
81 Newgate Street
London
EClA 7AJ

Tel: 020 7356 5238

DATED 23 APRIL 2007

PARTIES

1)	BT GROUP plc (registered number 4190816) whose registered office is at 81 Newgate Street, London EClA 7AJ ("BT")

2)	FRANCOIS BARRAULT whose address is 81Newgate Street, London EClA 7AJ (the "Director")

1.	Interpretation

1.1	In this Agreement the following expressions shall mean:

Associated Company	any company or venture in which BT or a subsidiary has a shareholding or equity participation;

Board	the board of directors of BT, or a committee of the board;

BT Group	BT and all its subsidiaries from time to time

Chairman	the chairman of BT or his designated nominee;

Chief Executive	the Chief Executive of BT or his designated nominee;

Commencement Date	24 April 2007

Fees	150,000 EURO a year or such higher fees as may be determined by the Board;

Subsidiary	any subsidiary which for the time being is a subsidiary company (as defined in Section 736 of the Companies Act 1985 as amended by the Companies Act 1989) of BT.

1.2	A reference to something being determined, specified or required by BT includes a determination, specification or requirement from time to time.

1.3	This Agreement supersedes any previous agreement between BT and the Director.

2.	Period

Subject to Paragraph 11, this Agreement will last for an initial period of one year from and including the Commencement Date. It will continue until either BT has given to the Director previous written notice of not less than twelve months or the Director has given to BT previous written notice of not less than six months, ending in either case at any time after the initial period.

3.	Duties

3.1	BT shall appoint the Director as an executive director of BT

3.2	The Director will perform such duties for the BT Group and Associated Companies, at such locations in the United Kingdom or overseas, as may be specified in a letter signed by the Director and on behalf of BT:, and which may be amended from time to time by the Chief Executive.

3.3	The Director will be bound by the BT share dealing rules, any other rules specified by the Board and BT's Articles of Association as altered from time to time.

4.	Conflicts

4.1	The Director will promote, and not do any thing which is harmful or conflicts with, the interests and reputation of the BT Group.

4.2	The Director will not without obtaining the written consent of the Chairman:

	4.2.1	work for any other person, business, organisation or company; or

	4.2.2	hold any shares or interests in any business or company that is likely to compete with the business of the BT Group.

4.3	The Director will pay to BT any fees received from any directorship of another company, unless BT otherwise agrees.

5.	Fees

5.1	The Director will be paid the Fees in twelve equal monthly instalments, payable on the last business day of each month.

5.2	The Director may be paid a bonus at the discretion of the Board.

5.3	The Director may, at the discretion of the Board, participate in any scheme established for BT employees to acquire shares in BT subject to the applicable rules of the scheme, but participation under such schemes will not form part of this Agreement.

6.	Illness

The Director will be entitled to receive one-twelfth of the Fees for each month for up to a maximum of "consecutive months of illness, subject to production of medical certificates and to such other requirements as BT may reasonably request.

7.	Medical Examination

BT may, at its expense, require the Director to be examined by a medical practitioner of BT's choice.

8.	Expenses

BT will reimburse authorised expenses properly incurred in the course of the Director's duties against receipts or other proof of expenditure.

9.	Grievance Procedure

If the Director has any grievance he may apply in writing to the Chairman who personally will either propose a solution or refer the matter to the Board

`10.	Obligation to Provide Work

10.1	BT is under no obligation to provide the Director with work and may:

	10.1.1	suspend the Director, if the Board considers this appropriate, for up to three months; or

	10.1.2	if notice to terminate this Agreement has been given, vary the Director's duties or require the Director to cease performing all duties during all or part of the notice period,

in which case BT may exclude the Director from the premises of the BT Group but will continue to pay the Fees in accordance with Paragraph 5.

10.2	Where Paragraph 10.1.2 applies, the Director will at BT's request promptly resign in writing as a director of BT (and as a member of any committee of the Board) and of any company of which BT is a shareholder (if necessary, in accordance with Paragraph11.6) but this Agreement will not terminate on the Director resigning under this sub-paragraph.

11.	Termination

11.1	This Agreement will terminate immediately, without compensation:

	11.1.1	subject to Paragraphs 10.2 and 11.3, if the Director ceases to be a Director under the provisions of BT's Articles of Association as altered from time to time; or

	11.1.2	if the Director fails in the reasonable opinion of the Board satisfactorily to perform his duties after receiving a written warning;

11.2	BT may terminate this Agreement without notice, and without compensation, if the Board believes that the Director:

	11.2.1	is incapacitated for any reason from performing the Director's duties for a period of nine months or periods totalling nine months in any period of twelve months; or

	11.2.2	is guilty of any dishonesty or disreputable conduct; or

	11.2.3	is guilty of any misconduct or neglect of duty after receiving a warning; or

	11.2.4	is repeatedly failing to follow BT's policies and procedures

11.3	If the Director ceases to be a director of BT because he is not re-elected or deemed to be re-elected at a general meeting, BT may either:

	11.3.1	terminate this Agreement subject to paying compensation in lieu of notice; or

	11.3.2	require the Director to perform such duties for the BT Group (other than as a director of BT) as the Board or the Chairman may specify.

11.4	Instead of giving the Director the twelve months' notice referred to in Paragraph 2, BT may (but shall not be obliged to) terminate this Agreement immediately by paying the Director the Fees in accordance with Paragraph 5 until the earlier of twelve months from the date of termination or the Director obtaining full-time employment;

11.5	Upon termination of this Agreement the Director will at BT's request promptly resign in writing as a Director of BT (and as a member of any committee of the Board) and of any company of which BT is a shareholder, and will promptly return to BT any property of the BT Group.

11.6	The Company Secretary of BT is irrevocably authorised to sign a letter of resignation on behalf of the Director if he fails to do so.

12.	Confidentiality:

12.1	The Director will not disclose any confidential information relating to the BT Group or any third party which may have been obtained in the course of this employment.

12.2	This prohibition does not apply to confidential information that comes into the public domain through no act or neglect of the Director.

13.	Copyright

The copyright in any material arising from the performance of this Agreement is assigned to BT.

14.	Continuation

Paragraphs 11.5, 11.6 and 12 and 13 inclusive will continue in force after the termination of this Agreement.

15.	Variation

BT may vary Paragraphs 9 but only after first consulting the Director.

16.	Notices

Any notice or document may be served on the Director personally or by posting it to his last known address, or on BT addressed to the Secretary at its registered office, and if sent by first class post will be deemed to have been received within 24 hours of posting.

17.	Choice of Law

English law is the law applicable to this Agreement and the courts of England will have exclusive jurisdiction to settle any disputes which may arise out of or in connection with it.

Signed by the parties on the date written on the first page of this Agreement

SIGNED BY	)
for and on behalf of	)
BT GROUP plc	)

SIGNED BY	)
FRANCOIS BARRAULT	)

MANAGEMENT AGREEMENT

BETWEEN:

Alcoria Benelux NV, having its registered office at 1150 Woluwe-Saint-Pierre, avenue de Tervueren 252-254, Belgium;

Hereinafter referred to as "the Company";

Represented for the purpose of the present agreement by Stephen Kelly, Director.

AND:

Mr. François Barrault, having his residence at 1180 Uccle, avenue du Prince d'Orange 35.

Hereinafter referred to as 'Mr. Barrault'.

WHEREAS Mr. Barrault will execute the day-to-day management of the Company on a self-employed basis;

WHEREAS the Company and Mr. Barrault wish to determine in writing the conditions under which the latter will perform his office as managing director.

IT HAS BEEN AGREED UPON AS FOLLOWS:

Article 1 - Object of the agreement

Mr .Barrault will, in addition to his capacity of President, BT International, be in charge of the day-to-day management of the Company, within the meaning of Section 525 of the Belgian Company Code, in accordance with the decisions and guidelines of the Board of Directors of the Company and in line with the delegation of authority applicable within BT Group and with the policies and applicable strategic decisions taken by the ultimate parent company, as they may be modified from time to time.

The Company commits itself to have Mr. Barrault appointed by the General Assembly of Shareholders as director with effect on April 26, 2004 and by the Board of Directors as managing director also with effect on April 26, 2004.

Article2 -The conditions of the underlying agreement

1.	Mr. Barrault shall perform the present agreement on a self-employed basis, as his full professional activities for the benefit of the Company fall within the realm of his corporate office (in the meaning of Section 2 of the Royal Decree of 19 December 1967). Mr. Barrault will receive no direct instructions from the Company in relation to the organisation and performance of the present agreement, nor will the Company perform any complete or partial employer's authority in relation to Mr. Barrault. Mr. Barrault will not act, nor will he consider himself as being an employee, in view of the fact that his relation with the Company is not based upon an employment contract.

2.	Mr. Barrault is solely liable for all his personal social obligations in relation to the execution of the present agreement. Mr. Barrault will be affiliated with a social security fund for independent workers and will submit proof of each payment to this social security fund to the Company within 30 days following every calendar quarter.

3.	Mr. Barrault will always be available for the performance of the present agreement during the time considered necessary in order to fulfil his obligations resulting from this agreement Prior to the commencement of the present agreement and during the execution thereof, Mr. Barrault will inform the Company in writing of any other positions (whether remunerated or not) he holds in any other company or association. The Company has the right to request Mr. Barrault to forfeit to such positions to the extent they could possible hinder the proper execution of the present agreement.

4.	Mr. Barrault is allowed to use the infrastructure, logical support and the documentation of the Company necessary for the execution of the agreement.

5.	As a corporate officer, Mr. Barrault agrees to respect all instructions tn relation to safety and health, that are applicable within the buildings of the Company where the personnel is working.

Mr. Barrault explicitly allows the Company to take the necessary measures in his name in the event any problem should arise in this respect.

6.	Mr. Barrault shall report on his activities on the moments determined by the Board of Directors of the Company, and every time parties to the present agreement consider it necessary for the proper execution of the parties' obligations arising from the present agreement. Mr. Barrault will however, not be asked to give account of the work hours, work methods and/or work organisation.

7.	Mr. Barrault shall perform the management of the Company as a normal prudent person, with due diligence and in accordance with generally accepted and consistently applied business practices.

8.	As set forth in article 7.3. below, the Company will implement all appropriate measures in order to indemnify and hold harmless Mr. Barrauit for and against any director's liability which he can occur in the context of the performance of his corporate office at the Company vis-à-vis third parties based on other grounds than wilful misconduct, gross negligence or criminal sanctioned behaviour and acts.

Article 3 - Management fees

The Company will pay Mr. Barrauit for the duration of the present agreement a fixed annual management fee (hereinafter "Management Fee"). This fee shall amount to 575.000 EURO gross payable in 12 monthly instalments, and shall be paid after deduction of the tax and any other contractual withholdings. In case of an incomplete month or year, said fee will be paid pro rata temporis.

Parties may from time to time decide to modify the Management Fee in mutual agreement, it being understood that such adjustment will need to be endorsed by the competent corporate body of the company. The Management Fee will be reviewed in June of each year. The first review will occur in June 2005.

Article 4 - Bonus

Mr. Barrault may be eligible for a bonus which is paid at the discretion of the Company relating to performance against objectives set for each financial year and payable, if earned, by 1 July the following financial year. The (prorated) on-target bonus will be equal to 50% of the Management Fee, and subject to a maximum of 75% for Stretch performance, Threshold performance will deliver a bonus of 25% of Management Fee, with no bonus payable for below threshold performance. Mr. Barrault accepts that the current bonus scheme is under review and may be replaced by a scheme that provides a combination of cash and deferred BT shares or any other scheme.

Article 5 - Sign-on bonus

1.	The Company will grant Mr. Barrault a sign-on bonus of 230.250 EURO gross, subject to joining by April 26, 2004. Said bonus shall be paid after deduction of the tax and any other contractual withholdings.

2.	Should Mr. Barrault resign within the first 3 years after the commencement of the present agreement or should the Company terminate the present agreement in accordance with article 14.3 of the present agreement within the aforesaid period, Mr. Barrault undertakes to reimburse fully the corresponding net amount within a period of one month following the resignation of Mr. Barrault or the termination of the present agreement in accordance with article 14.3.of the present agreement.

Article 6 - Company car
The Company will put a car (basket P as detailed in Annex 1 attached) at the disposal of Mr. Barrault, during the present agreement, all expenses at charge of the Company, as well as a fuel card, which Mr. Barrault will be allowed to use, within reasonable limits, to his personal benefit,

Article7- Benefits

1.	The Company will contract the following social coverage and execute payment of the premiums thereof:

–	medical cost, dental and hospitalization insurance (including family members);
–	insurance with regard to guaranteed income in case of permanent disability;
–	death in service insurance.

2.	The Company will pay Mr. Barrault a cash pension allowance equal to 115.000 EURO gross per year in lieu of an individual extra-legal pension insurance 20% of Management Fee). The aforesaid cash pension allowance will increase in line with the Management Fee. The cash pension allowance will be paid in 12 monthly instalments. In case of an incomplete month or year, said allowance will be paid pro rata temporis. In the event Mr. Barrault would in the execution of the present agreement opt for an individual extra-legal pension insurance he will inform the Company promptly thereof.

3.	The Company will conclude a professional liability insurance on behalf of Mr. Barrault.

4.	The Company will reimburse, upon prior written approval, subscriptions to professional bodies.

5.	The Company will provide Mr. Barrault tax assistance with regard to his Belgian income tax return, but limited to his professional income paid by the Company.

6.	The Company will meet the costs of personal tax and financial planning advice up to value of 6.500 EURO, including VAT, per annum.

Article 8 - Special Benefits

The Company will also pay the following:

–	a housing allowance of 115.000 Euro net per year;
–	a school allowance of 45.000 Euro net per year, upon remittance of the invoices from the schools concerned.

These special benefits will be fixed and guaranteed for a 3 year period. After said period, they will be the subject to re-negotiation.

Article 9 - Restricted Stock grant

1.	As soon as permitted under BT's Share Dealing Code, Mr. Barrault will after commencement of the present agreement be granted under the BT Restricted Stock Plan (hereafter "RSP") an award of shares to value 3x Management Fee. The award will in principle take place on June 23, 2004. It is understood that 50% of the award will vest at the end of the 2 years period after the grant and 50% at the end of the 3 year period after grant.

2.	It is understood that the vesting is always subject to the continued execution of the present agreement in accordance with the rules of the scheme.

3.	In the event of termination of the present agreement for reasons other than those stated article 14.3, then the grant of RSP will be accelerated in accordance with the following schedule (except in the event that termination of the agreement occurs within the first six months when no acceleration of the vesting schedule will occur):

- Termination of the agreement during the first year = 25% vesting
- Termination of the agreement during the second year = 50% vesting
- Termination of the agreement during the third year = 100% vesting

Article 10 - Options Program

1.	As soon as permitted under BT's Share Dealing Code, Mr. Barrault will after commencement of the present agreement be nominated for an award under the BT Global Share Option Plan (hereafter "GSOP") to value 3x Management Fee. The award will in principle take place on June 23, 2004.

2.	Awards under the GSOP are made at the ultimate sole discretion of the Trustees. It is understood that the award will vest at the end of 3 year period after the grant and are subject to (i) the performance conditions outlined in the plan and (ii) the continued execution of the present agreement.

Article 11 - Deferred Bonus Plan

1.	As soon as permitted under BT's Share Dealing Code, Mr. Barrault will after commencement of the present agreement receive an award of shares under the BT Group Deferred Bonus Plan ("DBP") to the value of 50 per cent of his notional on target annual bonus. These shares will in principle be awarded on June 23, 2004 and will be held in trust and vest subject to the rules of the DBP three years from the date of grant provided Mr. Barrault is still executing the present agreement.

2.	There are currently no performance measures attached to the DBP, however, payments will always be in accordance with the rules of the plan which BT reserves the right to change from time to time. Any future awards under the DBP will be made in respect of your performance in the previous financial year and based on actual annual bonus achievement".

Article 12 - Expenses

1.	The Company will pay a fixed monthly representation allowance to Mr. Barrault, equal to 310 EURO. This amount covers the following expenses: out-of-pocket expenses and expenses related to the office at home.

2.	The Company will reimburse all costs related to line rental in Mr. Barrault's home offices for business purposes through monthly expenses. The Company will also pay Mr. Barrault a free call allowance of 100 € per month.

3.	The Company will reimburse Mr. Barrault, on a monthly basis, for all the costs that he may incur in the normal execution of the present agreement, which are not covered by the fixed monthly representation allowance, upon remittance of the appropriate documents.
Article13 - Special tax status for expatriates

1.	The Company will file a request on behalf of Mr. Barrault in order to obtain the special tax status for expatriates.

2.	Mr. Barrault will not undertake any action that could jeopardize the approval or continued application of the special tax status for expatriates or reduce the benefits for the Company.

3.	Mr. Barrault shall keep all documents related to his professional travel outside Belgium, such as boarding passes, train tickets, visa stubs, etc., and forward these upon simple request of the Company or designated tax advisors to the latter.

Article 14 - Termination - Disruption

1.	The present agreement is concluded for an indefinite period of time and commences on April 26, 2004.

In the event, Mr. Barrault wishes to resign or terminate the present agreement, he will inform promptly the Company and any other relevant party within the BT group of his intention.Itis explicitly agreed, that Mr. Barrault will have to perform in any event, except otherwise agreed in writing between parties, a notice period of 6 month in order to ensure the continuity of the Company's activities and the transfer of know-how.

The Company may terminate the present agreement at any moment, either by notifying a notice period of 12 months or with immediate effect by paying Mr. Barrault an indemnity equal to 12 months of Management Fee as on the date of termination, to be increased with the annual value of the on-target bonus and the benefit provided in article 6, 7 and 8 of the present agreement. Said annual value will be determined on the average of the three years prior to the termination.

It is understood that the notification will take effect as of the first day of the week following the week in the course of which the letter has been notified.

2.	Notwithstanding article 14.1. of the present agreement, the Company may in the event of illness of Mr. Barrault for a period or periods totalling not less than 9 months in any twelve month period terminate the present agreement with immediate effect by paying Mr. Barrault an indemnity equal to 9 months of Management Fee as on the date of termination, to be increased with the annual value of the on-target bonus and the benefits provided in article 6, 7 and 8 of the present agreement. Said annual value will be determined on the average of the three years prior to the termination.

3.	Notwithstanding articles 14.1. and 14.2 of the present agreement, the Company may terminate this agreement with immediate effect without paying any indemnity, in the event (i) Mr. Barrault violates any provisions of the present agreement, or (ii) in the event of serious misconduct, gross negligence, gross or deliberate fault or deceit committed by Mr. Barrault (iii) Mr. Barrault becomes prohibited from holding office as director/rnanaging director.

4.	Upon revocation or resignation, Mr. Barrault will promptly resign in any other company of which BT is a shareholder wherein he holds a mandate.

Article 15 - Illness

If unable to perform the day-to-day management through illness, Mr. Barrault will be entitled to receive his Management Fee (inclusive of any statutory sick pay and/or intervention of the insurance company to which he may be entitled) for up to maximum of 6 consecutive months of illness. This will be subject to the production of medical certificates and to such other requirement as the Company, as well as the insurance company may reasonably impose.

Article 16 - Confidentiality

1.	All information, data, written materials, discs, files, software and/or any other document and/or material prepared for the benefit of or received by Mr. Barrault in execution of or received by him during the present agreement connected to the business of the Company, its clients and/or its personnel is qualified as confidential information (hereinafter "Confidential Information") and will remain exclusively the property of the Company.

2.	At the moment of termination of the present agreement, for whatever reason, or at the sole request of the Company during the agreement, Mr. Barrault will immediately transfer all Confidential Information to the Company.

3.	Mr. Barrault will not be entitled to take or keep any transcript or copy of the Confidential Information, under whatever form, after the termination of the present agreement. All possible titles and/or intellectual rights that may be connected directly or indirectly with the Confidential Information belong to the Company and remain the sole property of the latter.

4.	Furthermore, Mr. Barrault will not reveal any Confidential information to third parties and/or use this information on his own behalf or jointly with or on behalf of any person, firm or company after the termination of the present agreement for whatever reason.

5.	The present section does not apply to information pertaining to the public domain.

Article 17- Intellectual property rights

1.	Mr. Barrault hereby agrees to waive, in favour of the Company, all financial and other rights, commitments or other interests in or referring to any inventions (and all rights of ownership linked to these) and, in general, all intellectual property rights linked to the invention, design, development or use of any items (including such items as software, data, presentations etc.: this list shall not be considered exhaustive) and the services linked thereto whether or not these are capable of being patented or registered under the provisions of national and international legislation with regard to drawings and models thereinafter jointly referred to as the "Inventions") or other legislation, which have been drawn, manufactured, designed or developed by Mr. Barrault, either alone or in collaboration with others, in the performance of or as a result of the services provided by Mr. Barrault. Mr. Barrault hereby accepts that all intellectual property rights shall be held exclusively by the Company.

2.	Mr. Barrault hereby further agrees to support the Company in every possible manner in order to acquire and protect patents, licenses, copyrights or any other rights over the Inventions in all countries of the world. To this end Mr. Barrault shall compile, check and supply all documents required and undertake any other action (including appearing as a witness) which The Company may reasonably require from him in order to acquire, retain or enforce compliance with such patents, copyrights and other rights over these Inventions. Mr. Barrault shall be required to continue to comply with the duty to acquire or enforce patents, copyrights or any other rights linked to the Inventions in any country in the world even after the termination of this agreement.

3.	Mr. Barrault hereby agrees and accepts that the Management Fee includes adequate payment for the transfer of the aforementioned rights.

Article 18 - Enforceability

Every provision of the present agreement or part thereof, that would be declared null and void, will be considered separated from this agreement, which, for the remainder, will remain applicable.

Article 19 - Jurisdiction

The courts of Brussels have exclusive authority in relation to every dispute connected to the interpretation, the execution and/or the termination of the present agreement.

Article 20 - Entire agreement

The present agreement constitutes all agreements existing between parties with respect to the subject matter thereof. It replaces every other agreement and/or arrangement between parties to the extent that its provisions are incompatible with the provisions of the present agreement.
Drafted in two originals in Brussels on April 26, 2004. Both parties acknowledge receipt of an original copy duly signed by both parties.

Mr. Barrault ("read and approved")	The Company ("read and approved")

SCHEDULE TO THE MANAGEMENT AGREEMENT CONCLUDED BETWEEN ALCORIA BENELUX SA AND MR BARRAULT

1.	In this Schedule:

	a)	"Management Agreement" means the agreement concluded between AIcoria Benelux SA and Mr. Barrault;

	b)	"Management Fee" means the fee paid to Mr. Barrault for the execution of the Management Agreement;

	c)	"effective date of termination" means the final day upon which the Management Agreement is executed, irrespective of the way of termination or by whom the Management Agreement is terminated ;

	d)	"in any capacity" means on Mr. Barrault's own behalf or jointly with or on behalf of any person, firm or company;

	e)	"Confidential Information" means confidential information of the BT Group which would be of value to a competitor or could reasonably enable a competitor to obtain an unfair advantage in trading in competition with the BT Group. For the purposes of this Schedule it includes but is not limited to financially sensitive information such as pricing, performance of BT's business units, proposed acquisitions, divestments or business arrangements with third parties, secrets concerning the design or application of products or services of any member of the BT Group, secret manufacturing or technological processes, secret technical information, secret future products and service plans, secret business methods of any member of the BT Group, confidential information about the employees of the BT Group, confidential lists and particulars of the suppliers and customers of any member of the BT Group, market plans, business plans and product forecasts.

	f)	"Business" means the business of the BT Group in providing telecommunication services (as defined in Section 4(3) of the Telecommunications Act 1984).

	g)	"the BT Group" means British Telecommunications plc (BT") and all its subsidiaries from time to time.

2.	Since Mr, Barrault will obtain in the course of the execution of Management Agreement with BT, trade secrets and Confidential Information, personal knowledge of customers and employees of the BT Group Mr. Barrault agrees with BT that he will be bound by the following covenants:

	(i)	For 6 months immediately following the effective date of termination Mr. Barrault will not in any capacity carry on, be engaged, appointed as a director/rnanaging director or employed or be concerned or interested in any business, or take steps to set up, promote or facilitate the establishment of any business which competes or is about to compete with the Business, within:

		(a)	the United Kingdom;

		(b)	European Union member states as at 1 May 2004;

		(c)	the United States of America, Canada or elsewhere in North America;

		(d)	Asia Pacific region and Australasia;

	(ii)	For 12 months immediately following the effective date of termination Mr. Barrault will not in any capacity for the purposes of any business which competes or is about to compete with the Business canvass, solicit, deal with or accept business or custom from any person, firm or company:

		(a)	that was a business customer of BT during the 12 months immediately preceding the effective date of termination ("the 12 month period'); and

		(b)	with whom or with which Mr. Barrault personally had dealings during the 12 month period in the course of the execution of the Management Agreement.

	(iii)	For 12 months immediately following the effective date of termination Mr. Barrault will not seek to entice away or offer engagement or employment to any designated BT employee or to work for any business which competes or is about to compete with the Business. A designated BT employee is a director or senior employee with whom Mr. Barrault has had personal dealings during the 12 months immediately preceding the effective date of termination and who has knowledge of trade secrets or Confidential Information or knowledge of and connections with or influence over customers of BT.

	(iv)	Any reference to "engagement or employment" in this clause means engagement or employment whether under a contract or otherwise and if under a contract includes a contract of employment, or a contract for services or any other form of contract and the terms "engage" and "employ" and their derivatives shall be construed in accordance with this definition.

3.	Clause 2 above shall apply mutatis mutandis in relation to Subsidiaries as if the provisions in sub-clauses (i)-(iii) and the definitions were repeated with the substitution of the words "any of BT's Subsidiaries" for "BT" and BT contracts with Mr. Barrault in this Clause on its own behalf and on behalf of each of its subsidiaries.

4.	Mr. Barrault acknowledges that the restraints contained in this Schedule and each of them are necessary to protect the legitimate interests of the

BT Group, and that the same are no wider than reasonably necessary for that purpose, and are reasonable as between the parties to this Agreement.

5.	If any of the restrictions contained in this Schedule shall be adjudged to be void or ineffective or unenforceable for whatever reason but would be adjudged to be valid and effective if part of the wording were deleted or the periods reduced or the area reduced in scope, they shall apply with such modifications as may be necessary to make them valid and effective.

6.	For the avoidance of doubt it is expressly agreed that each of the sub-clauses (i)-(iii) in Clause 2 is intended to contain separate and severable restraints and if any one or more of such sub-clauses are for any reason unenforceable in whole or in part, then the other sub-clauses shall nonetheless be and remain effective.

7.	Mr. Barrault agrees with BT on its own behalf and on behalf of each member of the BT Group that he will not (except as ordered by a court or regulatory body) communicate or divulge (or permit communication or divulgence) to any person or company or in any way use for his/her own purposes or for any purpose other than that of the BT Group, any trade secrets or Confidential Information of whatsoever nature acquired by him during the execution of the Management Agreement, whether relating to the business or affairs of any member of the BT Group or to persons with whom any member of the BT Group has dealings. This restriction shall cease to apply to any information which is, or comes into, the public domain otherwise than by reason of any default by Mr. Barrault.

8.	Mr. Barrault hereby agrees and accepts that the Management Fee includes adequate payment for compliance with the restraints contained in this Schedule.

9.	In the event that Mr. Barrault should breach any of the restraints contained in this Schedule, he shall pay Alcoria Benelux SA agreed damages amounting to one times the Management Fee for each breach, without prejudice to the right of Alcoria Benelux SA to claim additional damages where it can provide proof of actual loss suffered.

I acknowledge that my Management Agreement with Alcoria Benelux SA includes the covenants set out above and undertake to observe them.

Date	April 26, 2004

Signed

Francois Barrault 81 Newgate Street London EC1A 7AJ	23 April 2007

Amendment to Management Agreement

As has been previously discussed, it has been agreed to make changes to your Management Agreement dated April 26, 2004 with Alcoria Benelux NV.

The following sentence will be added at the end of Article 1:

"Mr Barrault will perform such duties in any part of the world but not in the United Kingdom as may be specified in a letter signed by Mr Barrault and on behalf of the Company and which may be amended by mutual agreement."

In Article 3 the Management Fee will be 600,000 EURO.

The second sentence of Article 4 will be amended as follows:

"The (prorated) on-target bonus will be equal to 60% of 750,000 EURO (or such higher sum as the Company may determine) and subject to a maximum of 110% for Stretch performance, or such higher on-target bonus percentage as the Company may determine."

The second paragraph of Article 7 will be amended as follows:

"The Company will pay Mr Barrault a cash pension allowance equal to 225,000 EURO (or such higher sum as the Company may determine) gross per year in lieu of an individual extra-legal pension insurance".

The third paragraph of Article 14 will be amended as follows:

Larry Stone Company Secretary BT Group BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom	tel fax mob email	+44 (0)20 7356 5237 +44 (0)20 7356 6135 +44 (0)7740 136290 larry.stone@bt.com	BT Group plc Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales no. 4190816 www.bt.com

"The Company may terminate the present agreement at any moment, either by notifying a notice period of 12 months or with immediate effect by paying Mr Barrault an indemnity equal to 12 months of Management Fee as on the date of termination, to be increased with the annual value of the on-target bonus and the benefits provided in article 6, 7 and 8 of the present agreement. Said annual value will be determined on the average of the three years prior to the termination. The 12 months of Management Fee and the annual value of the benefits will be paid in equal monthly instalments, payable on the last business day of each month, until the earlier of twelve months from the date of termination or Mr Barrault obtaining full-time employment.

To acknowledge your acceptance of this variation of your Management Agreement will you please return the enclosed duplicate of this letter with the form of acceptance duly signed.

Yours sincerely

L W STONE

Accepted and Agreed

Signature

Francois Barrault

Dated	23 April 2007